Exhibit 99.2

BROOKFIELD RENEWABLE ENERGY L.P.

FIRST AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement dated as of December 30, 2020 (the “Agreement”) of Brookfield Renewable Energy L.P. (the “Partnership”) is made as of the 14th day of April 2022, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the General Partner desires to amend the Agreement to create an additional series of Class A Preferred Limited Partnership Units having the rights and restrictions set out in Part XIV of Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Agreement, an amendment that the General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1.3 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 14, 2022;

2.	Schedule A of the Agreement is hereby amended by adding Part XIV of Schedule A to this Amendment as Part XIV of Schedule A of the Agreement.

3.	This amendment shall be effective upon the date first written above.

4.	This amendment shall be governed by and construed in accordance with the laws of Bermuda.

[First Amendment to Fourth LPA]

5.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

6.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

GENERAL PARTNER: BREP HOLDING L.P., by its general partner BRP BERMUDA GP LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

SCHEDULE A

PART XIV

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Class A Preferred Limited Partnership Units, Series 18

The eighteenth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 6,000,000 preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 18 (the “Series 18 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 18 Preferred Limited Partnership Unit Provisions”):

1.	Consideration for Issue

The consideration for the issue of each Series 18 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.	Distributions

2.1              Cumulative Preferential Distributions

The holders of the then Outstanding Series 18 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 18 Distributions”) payable quarterly on the last day of January, April, July and October (each, a “Distribution Payment Date”) of each year, in an annual amount equal to C$1.375 per Series 18 Preferred Limited Partnership Unit, provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)	The initial Series 18 Distribution, if declared, will be payable July 31, 2022 and will be C$0.4068 per Series 18 Preferred Limited Partnership Unit, less any tax required to be deducted and withheld. On each Distribution Payment Date other than July 31, 2022, the Series 18 Distribution, if declared, will be C$0.34375 per Series 18 Preferred Limited Partnership Unit, less any tax required to be deducted and withheld.

[First Amendment to Fourth LPA]

(b)	If on any Distribution Payment Date, the Series 18 Distributions accrued to such date are not paid in full on all of the Series 18 Preferred Limited Partnership Units then Outstanding, such Series 18 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient monies legally available for such Series 18 Distributions under Bermuda law.

(c)	The Holders shall not be entitled to any distributions other than or in excess of the Series 18 Distributions.

(d)	The Record Date for the payment of Series 18 Distributions will be the fifteenth (15th) day in the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the General Partner.

Series 18 Distributions shall (except in case of redemption in which case payment of Series 18 Distributions shall be made on surrender of the certificate representing the Series 18 Preferred Limited Partnership Units to be redeemed) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 18 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 18 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Series 18 Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2              Distribution for Other than a Full Distribution Period

Subject to Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 18 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 18 Distributions as follows:

(a)	in respect of the period beginning on and including the date of initial issue of the Series 18 Preferred Limited Partnership Units up to and including July 31, 2022 (the “Initial Distribution Period”), a distribution in an amount per Series 18 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.375 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 18 Preferred Limited Partnership Units up to and including July 31, 2022 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 18 Distribution payable for the Initial Distribution Period, payable as of July 31, 2022, as calculated by this method shall be C$0.4068 per Series 18 Preferred Limited Partnership Unit; and

(b)	in respect of any period that is less than a full Distribution Period, a distribution in an amount per Series 18 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when C$1.375 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 18 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 18 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.	Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 18 Preferred Limited Partnership Units prior to April 30, 2027. On and after April 30, 2027, the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 5 below, upon giving notice as hereinafter provided (which notice shall be irrevocable but may be conditional in the General Partner’s discretion on one or more conditions precedent, which will be set forth in the notice of redemption, and the redemption date specified in such notice may be delayed until such time as any or all of such conditions have been satisfied or revoked by the General Partner if it determines that such conditions will not be satisfied), at its option, without the consent of Holders redeem all, or any part, of the then Outstanding Series 18 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 18 Preferred Limited Partnership Unit so redeemed equal to C$26.00 if redeemed prior to April 30, 2028, C$25.75 if redeemed on or after April 30, 2028 but prior to April 30, 2029, C$25.50 if redeemed on or after April 30, 2029 but prior to April 30, 2030, C$25.25 if redeemed on or after April 30, 2030 but prior to April 30, 2031 and C$25.00 if redeemed on or after April 30, 2031, together in each case with all accrued and unpaid Series 18 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 18 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 18 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 18 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the date on which the redemption is to take place (as such date may be delayed if such redemption is subject to satisfaction of one or more conditions precedent) (the “Redemption Date”) of its intention to redeem such Series 18 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 18 Preferred Limited Partnership Units to be redeemed. If such redemption is subject to satisfaction of one or more conditions precedent, such notice will describe each such condition, and if applicable, will state that, in the General Partner’s discretion, the redemption date specified in such notice may be delayed until such time as any or all such conditions will be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions will not have been satisfied by the redemption date, or by the redemption date as so delayed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 18 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 18 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the Redemption Date. On and after the Redemption Date, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 18 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 18 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the Series 18 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 18 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the Redemption Date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 18 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the Redemption Date. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the Redemption Date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the Redemption Date shall be forfeited to the Partnership.

5.	Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 18 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)	declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)	except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)	redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 18 Preferred Limited Partnership Units then Outstanding; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 18 Distributions up to and including the Series 18 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

6.	Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 5, the Partnership may at any time purchase for cancellation the whole or any part of the Series 18 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the General Partner, such units are obtainable.

7.	Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

8.	Modifications

The provisions attaching to the Series 18 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 18 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 18 Preferred Limited Partnership Units, in each case, in accordance with Section 9, hereof.

9.	Approval of Holders of Series 18 Preferred Limited Partnership Units

9.1              Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 18 Preferred Limited Partnership Units owning not less than the percentage of the Series 18 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 18 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 18 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 18 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 18 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 18 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 18 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 18 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 18 Preferred Limited Partnership Units or by written consent.

9.2              Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 18 Preferred Limited Partnership Unit held.

10.	Tax Matters

The Series 18 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 10 shall be specially allocated to the Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

11.	Unissued Units

Series 18 Preferred Limited Partnership Units not issued shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

12.	No Sinking Fund

Series 18 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

13.	Notices

If the General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 18 Preferred Limited Partnership Units, whether in connection with the redemption of such Series 18 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

14.	Preemption

Holders of Series 18 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

15.	Interpretation

15.1          Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Distribution Payment Date” has the meaning attributed to it in Section 2.1.

“Distribution Period” means the period from and including the Issue Date up to and including July 31, 2022 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Holder” has the meaning attributed to it in Section 2.1.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Issue Date” means the date on which the Series 18 Preferred Limited Partnership Units are first issued.

“Redemption Date” has the meaning attributed to it in Section 4.

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 18 Distributions” has the meaning attributed to it in Section 2.1.

“Series 18 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 18 Preferred Limited Partnership Units Provisions.

“Series 18 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 18 Preferred Limited Partnership Units.

15.2          Interpretation of terms

In the provisions herein contained attaching to the Series 18 Preferred Limited Partnership Units:

(a)	“accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 18 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 18 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 18 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 18 Preferred Limited Partnership Units;

(b)	in the event that any date on which any Series 18 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)	in the event of the non-receipt of a cheque by a Holder of Series 18 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)	the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 18 Preferred Limited Partnership Units under these Series 18 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.